PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTROLLING SHAREHOLDERS OF LEROUX STEEL
AGREE TO RUSSEL METALS' OFFER OF $6.30 PER SHARE

Stock Exchange Symbols:	RUS, RUS.PR.C
LER.A, LER.B, LER.DB, LER.DB.A
CAM.A

TORONTO, April 15, 2003 -- Russel Metals Inc., Mr. Gilles Leroux and Le Groupe Canam Manac Inc. today announced that they have entered into agreements pursuant to which Russel will offer to purchase all of the outstanding shares of Leroux Steel at a price of $6.30 per share, representing a 135 % premium to the average closing price of the Class A Multiple Voting Shares and a premium of 101 % to the average closing price of the Class B Subordinate Voting Shares, over the 20 trading day-period ended on April 11, 2003.  Together, Mr. Gilles Leroux and Canam Manac control over 36 % of the equity and 63 % of the voting rights in Leroux Steel.

''We are very pleased that our proposal at $6.30 per share which represents a significant premium over the closing price of the Class B Subordinate Voting Shares when we first approached Mr. Leroux, was received positively by the controlling shareholders of Leroux Steel'', said Mr. Edward M. Siegel, Jr., President and Chief Executive Officer of Russel.  ''At this kind of premium, we are confident that the Board of Directors of Leroux Steel and the minority shareholders will be equally supportive of our offer.''  Mr. Siegel added:  "This acquisition builds on our strategy to continually grow Russel and will enhance our presence in Quebec."

Russel has agreed to make the take-over bid for all of the issued and outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares of Leroux Steel for  consideration of $6.30 per share, payable at the option of the holder in one of three ways.  Each holder of a Leroux share will have the option of receiving, for each Leroux share held, (i) $6.30 cash, (ii) $4.60 cash and one-third of a Russel common share or (iii) 1.2353 Russel common shares, subject to pro-ration if the number of Russel common shares otherwise issuable would exceed 3,612,672. Accordingly, any shareholder who elects to receive all cash consideration under the offer will be entitled to receive all cash, and all shareholders who elect to receive common shares of Russel will receive at least one-third of a Russel common share for each share of Leroux Steel, with the balance of the consideration being payable in cash.

The offer will be subject only to customary conditions, including regulatory approvals and acceptance by at least 66 2/3 % of each of the outstanding classes of securities of Leroux Steel.  The agreements also provide that Russel will make a cash offer to acquire all of the outstanding convertible debentures of Leroux Steel at a price equal to par plus accrued interest.  The agreements include an irrevocable commitment by Gilles Leroux, certain of his affiliates and Canam Manac to tender all of their Leroux Steel securities to Russel's offer and not to solicit other proposals.  They also provide that, if a competing offer is made for all the shares of Leroux Steel at a price in excess of $7.25 per share and Russel does not match such competing offer, Russel will be required to tender the controlling shareholders' Leroux Steel shares to the competing offer and to remit to the controlling shareholders the amount paid under the competing offer in excess of $7.25 per share.

The take-over bid circular is expected to be mailed to Leroux Steel's securityholders as soon as practicable and in any event by the middle of May and the transaction would be expected to close by the end of June, 2003.

The aggregate value of the transaction, including net debt assumed, is approximately $185 million which will be financed out of an existing credit facility with a syndicate of Canadian chartered banks.  Russel has engaged CIBC World Markets to serve as its financial advisor for the transaction.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service centre, energy sector and imports/exports under various names, including A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

Founded in 1887, Leroux Steel is one of the largest steel distributors in Eastern Canada.  It also maintains a presence in the United States.  Leroux Steel has approximately 1,100 employees and specializes in the procurement, warehousing, processing and distribution of some 3,000 steel products.  It operates a modern network of 25 service centres, including a steel joist production unit and a reinforcing steel production unit as well as indoor warehousing space totalling more than two million square feet.  These service centres are strategically located across Eastern Canada and the Northeastern and Central United States.

The Canam Manac Group is an industrial company specializing in the fabrication of steel joists and steel construction components, semi-trailers and forestry equipment.   In 2002, sales reached $936,719,000.  It operates 20 plants and employs over 4,780 people in Canada, the United States, Mexico, Romania and India.

For more information, please contact :

Edward M. Siegel, Jr.
President & CEO
Russel Metals Inc.
Tel:  (905) 819-7302

Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
Tel:  (905) 819-7401

www.russelmetals.com
email: info@russelmetals.com